Via Facsimile and U.S. Mail
Mail Stop 6010

February 6, 2007

Philip S. Chan
Chief Financial Officer
Dynacq Healthcare, Inc.
10304 Interstate 10 East, Suite 369
Houston, TX 77029

      Re: Dynacq Healthcare, Inc.
             Form 10-K for Fiscal Year Ended August 31, 2006
             Filed November 21, 2006
             File No. 000-21574

Dear Mr. Chan:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Critical Accounting Policies and Estimates

Revenue Recognition, pages 28-29

1. We believe your disclosures regarding revenue recognition and accounts receivable could be improved. Please provide us the following information in a disclosure-type format:

      a. For each period presented, quantify and discuss the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2006, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2005 and the amount of the new estimate or settlement amount that was recorded during 2006.

b. Quantify and discuss the reasonably likely effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on financial position and operations.

c. In a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the table should indicate the past due amounts and a breakdown by payor classification (i.e. Workers' Compensation, Commercial, Medicare, Medicaid and Self-pay). We would expect Self-pay and amounts subject to the Medical Dispute Resolution (MDR) process to be separately classified from any other grouping.

d. If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please quantify the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, discuss why this classification is appropriate, and quantify the historical percentage of amounts that get reclassified into self-pay.

Allowance for Uncollectible Accounts, page 32

2. Please tell us why management believes that 1% of gross outpatient revenue is an adequate reserve. Please tell us if management performs a specific reserve analysis and if so, how that amount is used in the reserve methodology. Also, please tell us why management has deemed amounts appealed to the State Office Administrative Hearings or district court as collectible. Tell us in a disclosure-type format the period of time you continue collection efforts until an account is written off. In addition, explain why you normally do not make charge offs against the allowances for uncollectible accounts and historically all charge offs have been against the contractual allowances.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Minority Interest, pages 53-54

3. Please tell us the amount of minority interest purchased for each year presented and how you accounted for the acquisition of the additional interest. You disclose an extraordinary gain related to the repurchase of minority interest in the years ended August 31, 2006 and 2004, and the three months ended November 30, 2006. Please tell us your basis under GAAP for classifying these items as extraordinary. Additionally, please confirm to us that the accrued liabilities of $350,969 associated with the minority interest purchases in 2004 were deemed no longer payable because it met the one of the conditions in paragraph 16 of SFAS 140.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides requested information. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Todd Sherman, Staff Accountant, at 202-551-3665 or Don Abbott, Senior Accountant, at 202-551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant